                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS

                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)*

                             Comptek Research, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.02 per share
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                         (Title of Class of Securities)

                                   204682108
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                                 (CUSIP Number)

                                 John H. Mullan
                          Northrop Grumman Corporation
                     Corporate Vice President and Secretary
                             1840 Century Park East
                         Los Angeles, California  90067
                                 (310) 553-6262
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with copies to:
                             Thomas W. Christopher
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, NY  10004-1980

                                August 24, 2000
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                               ----------------------
  CUSIP NO. 204682108                 13D                 Page 2 of 11 pages
-------------------------                               ----------------------

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      NAME OF REPORTING PERSONS / S.S. or
 1 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Northrop Grumman Corporation
      951055798

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4 OO (Common Stock, par value $1.00 per share, of Northrop Grumman Corporation), WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    5,876,589*

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   5,876,589*

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    5,876,589*


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    Approximately 93% based on the outstanding shares on August 23, 2000.

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      TYPE OF REPORTING PERSON (See Instructions)
14    CO

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-------------------------                               ----------------------
  CUSIP NO. 204682108                 13D                 Page 3 of 11 pages
-------------------------                               ----------------------

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      NAME OF REPORTING PERSONS / S.S. or
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Yavapai Acquisition Corp.
      51-0400878
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4 OO (Common Stock, par value $1.00 per share, of Northrop Grumman Corporation), WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    5,876,589*

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   5,876,589*

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    5,876,589*


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    Approximately 93% based on the outstanding shares on August 12, 2000

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    CO

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* On June 12, 2000, Northrop Grumman Corporation, a Delaware corporation
("Northrop Grumman"), Yavapai Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Northrop Grumman ("Yavapai"), and Comptek Research, Inc., a New York corporation ("Comptek"), entered into an Agreement and Plan of Merger which contemplated a business combination of Northrop Grumman and Comptek. Northrop Grumman and Yavapai filed a Tender Offer Statement on Schedule TO on July 6, 2000 (as amended, the "Schedule TO"), and commenced an offer by Northrop Grumman, through Yavapai, to exchange a number of shares of Northrop Grumman common stock, par value $1.00 per share (together with the associated preferred stock purchase rights, each a "Northrop Grumman Share" and, collectively, the "Northrop Grumman Shares"), for each outstanding share of common stock, par value $0.02 per share

(together with the associated preferred stock purchase rights, each a "Comptek Share" and, collectively, the "Comptek Shares"), of Comptek, based on the exchange ratio described in the Prospectus, dated July 6, 2000 (as amended, the "Prospectus"). The Prospectus is a part of Northrop Grumman's Registration Statement on Form S-4 (File No. 333-40862) filed on July 6, 2000, with the Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933 (the "Securities Act") (as amended, the "Registration Statement"). The Registration Statement was declared effective under the Securities Act by the SEC on August 23, 2000. On August 23, 2000 at midnight, New York City time, the Offer expired. All Comptek Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer have been accepted for exchange and have been exchanged for Northrop Grumman Shares and cash in lieu of fractional share interests. Approximately 5,876,589 Comptek Shares were tendered (including through notices of guaranteed delivery) in the Offer prior to the expiration. Such tendered shares are reflected in Rows 8, 10 and 11 of each of the tables above.

Item 1.   Security and Issuer.

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.02 per share (together with the associated preferred stock purchase rights, the "Common Stock") of Comptek Research, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer is 2732 Transit Road, Buffalo, New York 14224.

Item 2.   Identity and Background.

     This Schedule 13D is filed by Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman"), and Yavapai Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Northrop Grumman ("Yavapai"). Information concerning the principal business and the addresses of the principal offices of Northrop Grumman and Yavapai is set forth in "The Companies--Northrop Grumman Corporation" and "The Companies--Yavapai Acquisition Corp." sections of the Prospectus, dated July 6, 2000 (as amended, the "Prospectus"), and is incorporated herein by reference. The Prospectus is a part of Northrop Grumman's Registration Statement on Form S-4 (File No. 333-40862) filed on July 6, 2000, with the Securities and Exchange Commission (the "SEC")pursuant to the Securities Act of 1933, (the "Securities Act") (as amended, the "Registration Statement"). The Registration statement was declared effective under the Securities Act by the SEC on August 23, 2000. The names, business addresses, present principal occupations or employments, material occupations, positions and offices or employment during the last five years of the directors and executive officers of Northrop Grumman and Yavapai are set forth in Annex A to the Prospectus and are incorporated herein by reference.

     None of Northrop Grumman, Yavapai, or, to the best knowledge of such corporations, any of the persons listed on Annex A to the Prospectus, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Each share of Comptek Common Stock was exchanged for .2799 shares of Northrop Grumman common stock, par value $1.00 per share (together with the associated preferred stock purchase rights, "Northrop Grumman Common Stock"). Comptek shareholders received cash in lieu of fractional shares of Northrop Grumman Common Stock. The information set forth in the "Cash in Lieu of Fractional Shares of Northrop Grumman Common Stock" section of the Prospectus is incorporated herein by reference.

Item 4.   Purpose of Transaction.

     The information set forth in (i) "The Offer--Purpose of the Offer; The Merger; Appraisal Rights;" (ii) "The Offer--Certain Effects of Offer;" (iii) "The Merger Agreement and the Tender Agreement--The Merger Agreement;" and (iv) "Comparison of Rights of Holders of Northrop Grumman Shares and Comptek Shares" sections of the Prospectus is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     (a) As of August 25, 2000, the Reporting Persons beneficially owned approximately 5,876,589 shares of Common Stock which represented in the aggregate approximately 93% of the outstanding shares of Common Stock.

     (b) Yavapai has the direct power to vote and direct the disposition of the Common Stock held by it. As the sole parent of Yavapai, Northrop Grumman has the indirect power to vote and dispose of the Common Stock held by Yavapai.

     (c) Except as described in Item 4 hereof, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held by Northrop Grumman or Yavapai.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The information set forth in (i) the "Background of the Offer"; "The Offer --Relationships with Comptek Research, Inc."; and "The Merger Agreement and The Tender Agreement" sections of the Prospectus, (ii) the Merger Agreement, as amended, a copy of which is attached as Annex B to the Prospectus; and (iii) Tender Agreement, dated as of June 15, 2000, among Yavapai and the shareholders listed on the signature pages thereto, a copy of which is attached as Annex C to the Prospectus.

     Other than as set forth in this Item 6 and Items 3, 4, and 5 above, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be Filed as Exhibits.

(1) Joint Filing Agreement dated September 6, 2000, between Yavapai and Northrop Grumman.

(2) Prospectus relating to Northrop Grumman Shares to be issued in the Offer and the Merger (incorporated by reference from Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

(3) Agreement and Plan of Merger dated as of June 12, 2000, as amended, among Northrop Grumman, Yavapai and Comptek (incorporated by reference to Annex B to the Prospectus forming part of Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

(4) Tender Agreement dated as of June 15, 2000, among Yavapai and certain stockholders of Comptek, named therein (incorporated by reference to Annex C to the Prospectus forming part of Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  September 6, 2000

                            NORTHROP GRUMMAN CORPORATION

                                 /s/
                            By:  ______________________________
                                 Name: John H. Mullan
                                 Title:Corporate Vice President and Secretary


                              YAVAPAI ACQUISITION CORP.

                                 /s/
                            By:  ______________________________
                                 Name: John H. Mullan
                                 Title: Secretary


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